

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 23, 2009

Mr. Anthony Tripodo
Executive Vice President and Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East, Suite 400
Houston, Texas 77060

> **Re:** **Helix Energy Solutions Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32936**

Dear Mr. Tripodo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief